                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 13)*

                                TEKTRONIX, INC.
           _________________________________________________________
                                (Name of Issuer)

                          Common Stock, No Par Value
       ________________________________________________________________
                         (Title of Class of Securities)

                                   879131100
                         _____________________________
                                 (CUSIP Number)

                            Stephen M. Vine, Esq.
                  Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         399 Park Avenue, 22nd Floor
                          New York, New York  10022
                                (212) 872-1000
      _________________________________________________________________
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 8, 1995
                   _______________________________________
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13D

CUSIP NO. 879131100                                           PAGE 2 OF 11 PAGES




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /X/

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Cayman Islands

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           700,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                      / /

13       Percent of Class Represented By Amount in Row (11)

                                   2.25%

14       Type of Reporting Person*

                 IC; OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 879131100                                           PAGE 3 OF 11 PAGES




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /X/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 700,000
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           700,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           700,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                     / /

13       Percent of Class Represented By Amount in Row (11)

                                  2.25%

14       Type of Reporting Person*

                 IA; PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 879131100                                           PAGE 4 OF 11 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /X/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 700,000
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           700,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           700,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                     / /

13       Percent of Class Represented By Amount in Row (11)

                                   2.25%

14       Type of Reporting Person*

                 IA; CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 879131100                                           PAGE 5 OF 11 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 George Soros

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /X/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 700,000
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           700,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           700,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                     / /

13       Percent of Class Represented By Amount in Row (11)

                                   2.25%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 879131100                                           PAGE 6 OF 11 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Purnendu Chatterjee

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /X/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                811,439
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 700,000
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  811,439
    With
                          10      Shared Dispositive Power
                                           700,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,511,439

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                     / /

13       Percent of Class Represented By Amount in Row (11)

                                           4.87%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 This Amendment No. 13 to Schedule 13D relates to the shares of Common Stock, no par value (the "Shares"), issued by Tektronix, Inc. (the "Issuer"). This Amendment No. 13 further amends the initial statement on
Schedule 13D dated March 13, 1992 and all subsequent amendments thereto (collectively, the "Initial Statement") and is being filed to report recent sales of the Shares by QI Partners, the details of which are set forth on Annex A hereto, as a result of which the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Shares. Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement. The Initial Statement is supplementally amended as set forth herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Shares which the Reporting Persons may be deemed to own beneficially is 1,511,439 (approximately 4.87% of the Shares outstanding).

                 i) QI Partners may be deemed the beneficial owner of 700,000 Shares (approximately 2.25% of the total Shares outstanding).

                 ii) QIHMI, by reason of the investment authority it shares with Dr. Chatterjee with respect to the Shares, may be deemed the beneficial owner of the 700,000 Shares held by QI Partners.

                 iii) QIHMI Management, Inc., as the sole general partner of QIHMI, may be deemed the beneficial owner of the 700,000 Shares held by QI Partners.

                 iv) Mr. Soros, as the sole shareholder of QIHMI Management, Inc., may be deemed the beneficial owner of the 700,000 Shares held by QI Partners. Mr. Soros expressly disclaims beneficial ownership of the Shares held by Dr. Chatterjee and Winston.

                 v) Dr. Chatterjee may be deemed the beneficial owner of 1,511,439 Shares (approximately 4.87% of the Shares outstanding). This number includes: (a) 184,989 Shares owned directly by Dr. Chatterjee, (b) 626,450 Shares owned by Winston and (c) the 700,000 Shares held by QI Partners.

         (b)     i)       Mr. Soros, as the sole shareholder of QIHMI
Management, Inc., and Dr. Chatterjee, by virtue of his investment discretion with respect to the Shares, have shared voting power with respect to the 700,000 Shares held by QI Partners.

                 ii) Dr. Chatterjee has sole voting power with respect to both the 184,989 Shares owned directly by him and the 626,450 Shares owned by Winston, of which Dr. Chatterjee is the sole general partner of the general partner.

         (c) Except as disclosed in Annex A hereto, there have been no transactions in the Shares by any of the Reporting Persons or other persons identified in response to Item 2 since April 9, 1995 (the 60 days prior to the date hereof).

         (e) As a result of the sale of 82,100 Shares by QI Partners on June 8, 1995, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (e) Power of Attorney, dated May 31, 1995, granted by Purnendu Chatterjee in favor of Peter Hurwitz.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 13, 1995               QUANTUM INDUSTRIAL PARTNERS LDC


                                   By:   /s/ Sean C. Warren
                                         -----------------------------------
                                         Sean C. Warren
                                         Attorney-in-Fact


Date:  June 13, 1995               QIH MANAGEMENT INVESTOR, L.P.

                                   By:   QIH MANAGEMENT, INC., general partner

                                         By:   /s/ Sean C. Warren
                                               ---------------------------------
                                               Sean C. Warren
                                               Vice President


Date:  June 13, 1995               QIH MANAGEMENT, INC.

                                   By:   /s/ Sean C. Warren
                                         ---------------------------------------
                                         Sean C. Warren
                                         Vice President


Date:  June 13, 1995               GEORGE SOROS

                                   By:   /s/ Sean C. Warren
                                         ---------------------------------------
                                         Sean C. Warren
                                         Attorney-in-Fact


Date:  June 13, 1995               PURNENDU CHATTERJEE

                                   By:   /s/ Peter Hurwitz
                                         ---------------------------------------
                                         Peter Hurwitz
                                         Attorney-in-Fact

                                    ANNEX A

RECENT TRANSACTIONS IN THE COMMON STOCK OF TEKTRONIX, INC. BY QUANTUM INDUSTRIAL PARTNERS LDC



Date of Transaction           Nature of Transaction              Number of Shares              Price per Share($)
     06/08/95                          Sale                           82,100                          43.69

                               INDEX OF EXHIBITS

EXHIBIT                                                                                                   PAGE
- -------                                                                                                   ----
    E              Power of Attorney, dated May 31, 1995, granted by                                      11
                   Purnendu Chatterjee in favor of Peter Hurwitz.